Exhibit 99.1

Gorilla Technology Reports Record Revenue

in Q3; Issues 2026 Guidance

– Q3 revenue up 32% year on year delivering the strongest quarter in its history –

– Bottom line at breakeven versus a $7.8 million loss in Q3 2024 –

– Total cash $121.4 million including $110.2 million unrestricted at end of Q3 –

– $1.4 billion AI data centre mandate secured and an advanced AI and GPU infrastructure pipeline now above $7 billion with build already under way for phased implementation from early 2026 –

London, United Kingdom – (Newsfile Corp. – November 17, 2025) – Gorilla Technology Group Inc. (NASDAQ: GRRR) (“Gorilla” or the “Company”), a global solution provider in Security Intelligence, Network Intelligence, Business Intelligence and IoT technology, today reported its financial results for the three months ended September 30, 2025, reiterated the Company’s guidance for fiscal 2025 and provided guidance for full year 2026.

Key highlights include:

Record revenue growth: Revenue for the quarter ended September 30, 2025, was $26.5 million, compared with $20.1 million for the same period in 2024, an increase of approximately 32%. The increase was due primarily to the Company’s execution on AI infrastructure, public safety and enterprise projects across Asia, the Middle East, Europe and the Americas.

Strong project execution: The Company delivered an operating income of approximately $0.4 million for the third quarter of 2025, compared to an operating loss of $6.0 million for the same period in 2024. This swing of more than $6.4 million was primarily due to disciplined operating expenses across people, professional services, and overheads, and stronger contracting and vendor alignment that improved efficiency. This performance validates Gorilla’s focus on core operations and improved efficiency as it expands its presence in large-scale AI data centre and GPU infrastructure programmes.

Continued focus on profitability: EBITDA for the quarter ended September 30, 2025, was $0.8 million, compared to an EBITDA loss of $5.6 million for the quarter ended September 30, 2024, while net loss was close to breakeven at $0.03 million for the quarter ended September 30, 2025, compared to a loss of $7.8 million for the quarter ended September 30, 2024. Adjusted EBITDA for the quarter ended September 30, 2025, was $6.8 million, up 21% from $5.6 million for the quarter ended September 30, 2024. Adjusted Net Income increased 72% year on year to $6.0 million for the quarter ended September 30, 2025, from $3.5 million for the quarter ended September 30, 2024.

Maximizing working capital flexibility: As of September 30, 2025, total debt was $15.1 million, a decrease of 30% from $21.4 million at the end of 2024. As of the end of the third quarter of 2025, Gorilla’s unrestricted cash position increased to $110.2 million from $21.7 million as of December 31, 2024, an increase of ~ 408%, and $10.1 million as of June 30, 2025, an increase of ~ 990%. Gorilla continues to manage its working capital debt ensuring flexibility to fund existing contracts and convert its client pipeline without balance sheet strain.

Earnings per share inflection: Basic and diluted EPS were approximately breakeven for the quarter ended September 30, 2025, while adjusted basic EPS was $0.26 and adjusted diluted EPS was $0.24 for the same period.

Statement from Jay Chandan, Chairman and CEO:

“The third quarter marks a turning point where Gorilla became a recognized leader in AI infrastructure. Our contracted projects, strong balance sheet and clear line of sight to scale differentiate us from peers that have yet to deliver beyond the promise of AI. We are optimistic about our revenue growth in the coming years, driven by secured mandates, including our recently announced $1.4 billion AI data centre contract in Southeast Asia, as well as ongoing deployments and a robust pipeline.”

“We have built a platform that designs, builds and operates sovereign-grade AI infrastructure alongside governments, telecommunications providers, and leading institutions. From here, our priorities are clear; convert our pipeline, grow high quality recurring revenue, maintain our cost discipline and deliver consistently strong quarters to drive a complete re-rating of Gorilla in the eyes of global investors.”

Update on Key Projects:

In Southeast Asia, Gorilla is now executing its 5G and AI infrastructure projects across the region, with deployment activity accelerating through the last quarter. In MENA, Gorilla’s projects are entering the final execution phase. With strong collections and solid delivery momentum across both regions, these programmes highlight Gorilla’s ability to execute large-scale national infrastructure with precision and reliability.

Financial Outlook:

2026 Guidance

For full year 2026, Gorilla currently expects revenue in the range of $137 million to $200 million. This estimate is underpinned by the expected completion initial phase of the $1.4 billion Southeast Asia AI data centre project in the first quarter of next year, which is expected to contribute $100 million of revenue per year from 2026 to 2028. This guidance is further supported by two major Asian law enforcement contracts that Gorilla announced in September 2025. The Company has already begun working on both and expects these projects to contribute meaningfully to full year 2026 financial results.

The Company is only able to provide guidance based on its contractual backlog, which is the revenue it expects to recognize from signed contracts, based on currently scheduled delivery timelines and specified contractual milestones. Where project mandates have been awarded but timelines and parameters are still in discussion with our customers, it is not currently possible to forecast the periods in which anticipated revenue would be recognized. Therefore, investors are advised that the current guidance does not include contracted but presently unfinalized projects (such as the remaining phases of the Southeast Asia AI data centre project) and also does not reflect any additional projects that the Company is seeking to secure.

The Company’s pipeline currently stands in excess of $7 billion, which has increased largely due to advanced stage AI and GPU infrastructure opportunities in key markets.

2025 Guidance

The Company’s full year 2025 guidance remains unchanged: revenue is expected to be in the range of $100 million to $110 million; Adjusted EBITDA is expected to be in the range of $20 million to $25 million; Adjusted net profit, excluding extraordinary items, is expected in the range of $15 million to $20 million; and the Company expects positive operating cash flow.

Statement from Bruce Bower, CFO:

“With our capital structure now a strength, not a constraint, we are operating from a position of exceptional financial flexibility. Reducing debt to $15.1 million, lifting total cash to $121.4 million, and beginning to fund major AI data centre projects has transformed our balance sheet into a source of funding for growth. This financial capacity underpins our ability to execute existing mandates and accelerate our multi-billion-dollar pipeline with both discipline and agility.”

“We look forward to finishing 2025 by continuing to strengthen our financial position. Apart from executing on our key projects, certain stages of projects expected to be completed and invoiced in the fourth quarter are among the higher margin portions of these projects, which we expect to further enhance our cash position.”

Financial Statements:

In addition to the financial information presented below, investors are advised to review additional financial statements included on the Company’s Form 6-K that will be filed with the Securities and Exchange Commission shortly following this press release.

Financials

Gorilla Technology Group Inc. and Subsidiaries

Condensed Consolidated Statements of Comprehensive Income (Loss) (Unaudited and Unreviewed)

(Expressed in United States dollars)

	Three Months Ended September 30,
Items	2025	2024
Revenue	$26,477,414	$20,054,910
Cost of revenue	(16,600,038)	(10,554,370)
Gross profit	9,877,376	9,500,540
Operating expenses:
Selling and marketing expenses	(380,499)	(187,831)
General and administrative expenses	(5,200,776)	(3,100,515)
Research and development expenses	(825,157)	(393,631)
Currency exchange losses, net*	(3,440,409)	(1,606,825)
Fair value remeasurement of financial instruments, net	196,158	(10,199,470)
Other gains (losses), net	198,072	(19,033)
Total operating expenses	(9,452,611)	(15,507,305)
Operating income (loss)	424,765	(6,006,765)
Non-operating income (expenses)
Interest income	1,123,149	450,365
Finance costs	(135,251)	(149,827)
Non-operating income (expenses)	987,898	300,538
Profit (loss) before income tax	1,412,663	(5,706,227)
Income tax expense	(1,440,912)	(2,075,261)
Loss for the period	(28,249)	(7,781,488)
Other comprehensive income (loss)
Components of other comprehensive income (loss) that may not be reclassified to profit or loss
Remeasurement of defined benefit plans	-	(46,914)
Components of other comprehensive income (loss) that may be reclassified to profit or loss
Exchange differences on translation of foreign operations	(1,526,344)	1,344,223
Other comprehensive income (loss) for the period, net of tax	(1,526,344)	1,297,309
Total comprehensive loss for the period	(1,554,593)	(6,484,179)
Loss per share
Basic	$(0.00)	$(0.66)
Diluted	$(0.00)	$(0.66)
Weighted average ordinary shares used in computing loss per share
Basic	23,196,502	11,807,426
Diluted	23,196,502	11,807,426

*

Currency exchange losses, net primarily include amounts of $5,387,001 and $955,419 during the three months ended September 30, 2025 and 2024, respectively, due to depreciation of the Egyptian pound against the U.S. dollar.

Reconciliation of non-IFRS Financial Measures to IFRS Measures

In addition to its reported results in accordance with International Financial Reporting Standards (IFRS) followed by the Company, it has included in this release certain financial measures that are considered non-IFRS financial measures, including the following:

(i)	Earnings before interest, taxes, depreciation, and amortization (EBITDA);
(ii)	Adjusted EBITDA; and
(iii)	Adjusted net income and adjusted earnings per share.

Reconciliation of Operating Income (Loss) to EBITDA and Adjusted EBITDA

	Three Months Ended September 30,
	2025	2024
Items	(Unaudited and Unreviewed)
	(Amount in USD)
Operating income (loss) (IFRS)	$424,765	$(6,006,765)
Add: Depreciation expenses	221,232	145,675
Add: Amortization expenses	142,276	222,884
EBITDA (non-IFRS)	$788,273	$(5,638,206)
Add: Exchange loss from currency devaluation	5,387,001	955,419
Add (less): Fair value remeasurement of financial instruments, net	(196,158)	10,199,470
Add: Stock-based compensation expenses	787,878	85,074
Adjusted EBITDA (non-IFRS)	$6,766,994	$5,601,757

Reconciliation of Net Loss and Loss per Share to Adjusted Net Income and Adjusted Earnings per Share

	Three Months Ended September 30,
	2025		2024
Items	(Unaudited and Unreviewed)
	(Amount in USD)
	Amount	EPS Impact per share	Amount	EPS Impact per share
Net loss (IFRS)	$(28,249)	$(0.00)	$(7,781,488)	$(0.66)
Add: Exchange loss from currency devaluation	5,387,001	0.23	955,419	0.08
Add (less): Fair value remeasurement of financial instruments	(196,158)	(0.01)	10,199,470	0.86
Add: Stock-based compensation expenses	787,878	0.04	85,074	0.01
Less: Tax effects of stock-based compensation expenses	-	-	(107)	(0.00)
Adjusted Net income (non-IFRS)	$5,950,472	$0.26	$3,458,368	$0.29
Adjusted diluted earnings per share (non-IFRS)		$0.24		$0.29

About Gorilla Technology Group Inc.

Headquartered in London, United Kingdom, Gorilla is a global solution provider in Security Intelligence, Network Intelligence, Business Intelligence and IoT technology. We provide a wide range of solutions, including Smart City, Network, Video, Security Convergence and IoT, across select verticals of Government & Public Services, Manufacturing, Telecom, Retail, Transportation & Logistics, Healthcare and Education, by using AI and Deep Learning Technologies.

Our expertise lies in revolutionizing urban operations, bolstering security and enhancing resilience. We deliver pioneering products that harness the power of AI in intelligent video surveillance, facial recognition, license plate recognition, edge computing, post-event analytics and advanced cybersecurity technologies. By integrating these AI-driven technologies, we empower Smart Cities to enhance efficiency, safety and cybersecurity measures, ultimately improving the quality of life for residents.

For more information, please visit our website: Gorilla-Technology.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Gorilla’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, statements regarding our beliefs about future revenues, our ability to convert our pipeline, our ability to and the circumstances under which we would reduce our debt, our ability to attract the attention of customers and investors alike, our expansion into southeast Asia, Gorilla’s largest projects and ability to win additional projects and execute definitive contracts related thereto, along with those other risks described under the heading “Risk Factors” in the Form 20-F Gorilla filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2025 and those that are included in any of Gorilla’s future filings with the SEC. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside of the control of Gorilla and are difficult to predict. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Gorilla undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Public Relations Contact	Investor Relations Contact
Samantha Dowd Prosek Partners GRRR@prosek.com	Dave Gentry RedChip Companies, Inc. 1-407-644-4256 GRRR@redchip.com

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